                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              ____________________

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                            FILED PURSUANT TO 13d-2(b)
                                 (AMENDMENT NO. )





                     GASONICS INTERNATIONAL CORPORATION
------------------------------------------------------------------------------
                             (NAME OF ISSUER)


                               COMMON STOCK
------------------------------------------------------------------------------
                     (TITLE OF CLASS OF SECURITIES)


                               367278 10 8
------------------------------------------------------------------------------
                              (CUSIP NUMBER)

CUSIP NO. 367278 10 8                 13G                    Page 2 of 8 Pages
------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         MONTE M. TOOLE
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /   (b) /x/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
------------------------------------------------------------------------------
                   5    SOLE VOTING POWER
  NUMBER                1,206,729 SHARES
    OF             -----------------------------------------------------------
  SHARES           6    SHARED VOTING POWER
BENEFICIALLY            912,999 SHARES HELD BY THE MONTE M. TOOLE FAMILY
  OWNED BY              LIMITED PARTNERSHIP, OF WHICH MONTE TOOLE IS THE
 REPORTING              SOLE GENERAL PARTNER AND THEREFORE MAY BE DEEMED
  PERSON                TO HAVE SHARED VOTING POWER
   WITH
                   -----------------------------------------------------------
                   7    SOLE DISPOSITIVE POWER
                        1,206,729 SHARES
                   -----------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        912,999 SHARES HELD BY THE MONTE M. TOOLE FAMILY
                        LIMITED PARTNERSHIP, OF WHICH MONTE TOOLE IS THE SOLE
                        GENERAL PARTNER AND THEREFORE MAY BE DEEMED TO HAVE
                        SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             1,206,729
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           /x/
------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                               8.7%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                               IN
------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 367278 10 8                 13G                    Page 3 of 8 Pages
------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         MONTE M. TOOLE FAMILY LIMITED PARTNERSHIP
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) / /   (b) / /
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
------------------------------------------------------------------------------
  NUMBER              5    SOLE VOTING POWER
    OF                     912,999 SHARES OF WHICH MR. MONTE TOOLE IS THE
  SHARES                   SOLE GENERAL PARTNER AND, AS SUCH, MAY BE DEEMED
BENEFICIALLY               TO HAVE SHARED POWER TO VOTE THE SHARES.
 OWNED BY             --------------------------------------------------------
 REPORTING            6    SHARED VOTING POWER
  PERSON                   SEE RESPONSE TO ROW 5
   WITH               --------------------------------------------------------
                      7    SOLE DISPOSITIVE POWER
                           912,999 SHARES OF WHICH MR. MONTE TOOLE IS THE
                           SOLE GENERAL PARTNER AND, AS SUCH, MAY BE DEEMED
                           TO HAVE SHARED DISPOSITIVE POWER OF THE SHARES.
                      --------------------------------------------------------
                      8    SHARED DISPOSITIVE POWER
                                    SEE RESPONSE TO ROW 7
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              912,999
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                6.5%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
                                 PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            Page 4 of 8 Pages

ITEM 1(A)      NAME OF ISSUER:

               GaSonics International Corporation


ITEM 1(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2540 Junction Avenue
               San Jose, CA  95134



ITEM 2(A)      NAME OF PERSON FILING:

               This statement is filed by Monte M. Toole and Monte M. Toole Family Limited Partnership (the "Partnership") sometimes collectively referred to as the "Reporting Persons."

               The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act"), although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this statement is filed constitutes a "group." The filing of this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.


ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               2540 Junction Avenue
               San Jose, CA  95134


ITEM 2(C)      CITIZENSHIP:

               See row 4 of cover page for each entity

                            Page 5 of 8 Pages

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

               Common Stock


ITEM 2(E)      CUSIP NUMBER:

               367278 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable


ITEM 4.        OWNERSHIP.

     (a) Amount Beneficially Owned: See row 9 of cover page for each entity.

     (b)       Percent of Class:  See row 11 of cover page for each entity.

     (c)       Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: See row 5 of cover page for each entity.

               (ii) shared power to vote or to direct the vote: See row 6 of cover page for each entity.

               (iii)  sole power to dispose or to direct the disposition of:
                      See row 7 of cover page for each entity.

               (iv)   shared power to dispose or to direct the disposition of:
                      See row 8 of cover page for each entity.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable

                            Page 6 of 8 Pages

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. The Reporting Person may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other persons on whose behalf this statement is filed constitutes a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable


ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            Page 7 of 8 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1998


/s/ Monte M. Toole
---------------------------------
Monte M. Toole



MONTE M. TOOLE FAMILY LIMITED PARTNERSHIP


By: /s/ Monte M. Toole
   --------------------------------
    Monte M. Toole, General Partner

                            Page 8 of 8 Pages

                                Exhibit 1
                                ---------

                     AGREEMENT RELATING TO JOINT FILING
                             OF SCHEDULE 13G
                             ---------------

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of GaSonics International Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated:  February 5, 1998


/s/ Monte M. Toole
-----------------------------------
Monte M. Toole



MONTE M. TOOLE FAMILY LIMITED
PARTNERSHIP


By: /s/ Monte M. Toole
    -------------------------------
    Monte M. Toole, General Partner